FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2003
                                14 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Result of AGM released on 14 November 2003




                                                                14 November 2003


                       BRITISH SKY BROADCASTING GROUP PLC

         Annual General Meeting - Shareholders approve all resolutions


At the Annual General Meeting of British Sky Broadcasting Group plc held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m., a poll was conducted in respect of two resolutions. The results as certified by LIoyds TSB Registrars are detailed below. The other eleven resolutions put to the meeting, which did not require a poll, were duly passed.

The poll results were as follows:

Resolution 6 (To re-appoint Lord St John of Fawsley as a Director)

For                               837,999,809                  (59.02 per cent)
Against                           581,935,350                  (40.98 per cent)



Resolution 9 (To receive the Remuneration Report of the Directors for the year ended 30 June 2003)

For                               895,124,473                  (61.27 per cent)
Against                           565,942,247                  (38.73 per cent)


The Chairman's speech from the meeting follows below:

"Good morning Ladies and Gentlemen and welcome to the 15th Annual General Meeting of British Sky Broadcasting. It is nice to see so many of you here today, and Sky living up to its reputation of always being the hot ticket - one news organisation even has 19 representatives here today.

I am very pleased that Lord Rothschild has agreed to join the Board and serve as its Deputy Chairman and Senior Independent Director from 17th November. I would like to welcome Lord Rothschild to the meeting.

Before we address the formal business of the meeting, I would like to say a few words.

Let me say at the outset that I recognise that recent events at Sky have attracted a lot of press attention. I understand that and hope that, during the course of the meeting, I will be able to reassure you that we are listening to all shareholders and to all their views, just as we have always done. I will be addressing this issue in more detail later.

Let me first give you a review of the year.

2003 was a year of positives for Sky. Against a backdrop of continuing uncertainty in the media industry, the company delivered an excellent set of results. Sky showed the robustness of its business model manifested by revenue growth combined with cost control delivering very significant growth in profits. This success is continuing with the announcement today of GBP90m profit after tax in this first quarter.

Over half of all viewers in the UK now have access to digital television, making Britain genuinely the world leader with Sky central to that success. The increasing familiarity people have with our product, together with our own reputation and marketing continues to drive strong demand for Sky digital. The achievement, months before schedule, of our 7 million subscriber target was simply another milestone on the road towards digital television becoming the norm.

Delivering the highest quality television is about providing consumer choice. Sky has led the way in delivering this choice to viewers. Our subscribers are the best judges of programmes, not regulators or government bureaucrats. That is why viewers will continue to move away from the analogue terrestrial channels in the UK.

And Sky can justly be proud of contributing to a very significant increase in the quality of British television, pioneering new techniques, raising production values and bringing new skills into British broadcasting.

The impact of greater choice is also now being felt in terrestrial television. Last year, Sky launched three channels on Freeview, the first time the company has ever been able to broadcast directly to homes without a satellite dish. Terrestrial distribution, combined with the continued growth of the DTH platform, will enable every single UK home to receive Sky channels and gives your company a chance to go head to head with the old television networks and the BBC.

Sky's channels have certainly shown they can stand their ground in the very competitive UK market. Sky News, Sky One and Sky Movies are all leaders in their fields. And Sky's new agreement with the FA Premier League will enable Sky Sports to deliver even greater value to its subscribers from next season.
We believe the deal is good for Sky, good for the Premier League clubs, good for fans and indisputably good for the whole of English football.

So in its brief history, Sky has grown from a start-up to a powerhouse of British broadcasting, a FTSE100 company with excellent prospects. No other major industrial company with the possible exception of Vodafone, has been founded from scratch and survived in Britain over the last thirty years. Sky has consistently outperformed expectations in the face of massive hostility from all quarters because of its clear focus on serving its customers.

During Sky's digital investment phase the Company suspended its dividend payment, which, paradoxically, prompted a great increase in our share price. The Company is now generating positive cashflow, and the first priority has been to repay the high level of debt incurred during the investment phase. Your Board is now actively taking steps to prepare for the restoration of the dividend although today is too early to say when and at what level the dividend will be set. The first step is the resolution to reduce the Company's share premium account that is being put to you today and I hope that you will support that resolution.

As you know, one of the most difficult tasks this Board has faced was having to replace our previous Chief Executive, Tony Ball. Tony was appointed Chief Executive Officer in June 1999 and steered the Company through a great expansion, as we knew he would when he joined us from News Corporation. He has been a superb Executive who helped double the number of subscribers and doubled the company's revenue whilst he was with us. The company owes him its deepest gratitude. On the Board's behalf I would like to thank Tony for his work at Sky and wish him well in his future ventures.

When Tony's departure was announced in September, the Board met and decided that the best way to find a suitable replacement was to ask a four person Nomination Committee composed of Lord St John of Fawsley, John Thornton, Allan Leighton and Gail Rebuck to oversee the process. They appointed a team of world-class Executive search consultants who, I am told, considered initially over 280 names, which was reduced to a shortlist of about 40 people before finally interviewing seven candidates. Some had experience in the television industry and some did not.

Speaking personally, I can fully understand the suspicion of possible nepotism with my son as a candidate, not to speak of the salivations of my newspaper competitors. So I refrained from taking any part in the process of selection. The Executive search consultants' shortlist included four external candidates and three internal candidates, all highly qualified. The process that the Nomination Committee followed, the details of which were reported to the board were both rigorous and thorough as confirmed by the Executive search consultants. In the end, the unanimous decision of the Committee was to recommend the appointment of James Murdoch, who was Chief Executive Officer of STAR, News Corporation's Asian satellite television service which broadcasts to 53 countries in 7 languages. The Board approved this recommendation unanimously.

None of the News Corporation-affiliated directors took any part in the decision to appoint James as the CEO.

Our roles as Chairman and Chief Executive are distinct. They do not overlap. All of the Directors have, without exception, always worked in the interests of the whole Company and shareholders equally. The Board has every confidence in James continuing this practice.

I have read many comments about Sky's corporate governance and remuneration policies.

We are highly sensitive to regulatory requirements and guidelines and we take our responsibilities in all areas of regulation, including corporate governance, extremely seriously.

The changing corporate governance environment in this country and the United States imposes increasing burdens on non-executive Directors in all walks of industry. They have to keep abreast of the issues and guard the interests of shareholders as they judge best. At Sky, they are doing a fantastic job and I want to pay tribute to them for their work on your behalf over the year.

Sky's corporate governance has been evolving in line with this changing environment. For example, the company agreed at last year's AGM to amend the Articles of Association so that News Corporation is now no longer permitted to directly nominate Board members. This was at the voluntary instigation of News. So some are up for election by all shareholders today.

Three new and distinguished independent Non-Executive Directors have been appointed in the last year: Jacques Nasser, Gail Rebuck and Lord Wilson of Dinton, as well as Lord Rothschild whose appointment will take effect from 17 November 2003.

The Nomination Committee will be leading the search for an additional independent Non-Executive Director to replace Philip Bowman, who will retire from the Board following this meeting. Philip joined the board in December 1994 and I would like to add my thanks to those of the whole Board for the contribution he has made to the Company as a Non-Executive Director and particularly as vigilant Chairman of the Audit Committee. Allan Leighton will replace Philip as Chairman of the Audit Committee.

Importantly, and in line with this commitment to keep up with the ever-changing corporate governance landscape, I can announce today that the Board has established a new Corporate Governance Committee to be chaired by Lord Wilson of Dinton, to review all the relevant codes and statutory obligations and to look into what changes it would be appropriate to make to the processes of the Board of Sky and the composition of its committees. The Corporate Governance Committee will report to the Board on progress during the year.

On remuneration matters the Board has also asked John Thornton and Jacques Nasser to undertake a complete review of all remuneration policies of the Company. One of their first tasks will be to consider the contract terms of the new Chief Executive's service agreement and also continue with the task of finding a new set of external remuneration advisers, a course decided on three months ago.

I will ask James to say a few words in a moment but before I do, let me summarise our priorities for the business:

- To continue our great and profitable growth with ever expanding services and improved programmes;

-  to ensure we have strong cashflow;

-  to restore our credit rating to investment grade;

-  and to restore the dividend.


All of these targets currently appear to be within early reach.

Finally, as far as acquisitions are concerned, the Company has no plans to make any major acquisitions.

Now I would like to introduce James Murdoch to you and invite your new Chief Executive Officer to say a few words before I turn to the formal business of the meeting.

Thank you Mr Chairman and welcome to all of you.

It is a great honour to be able to stand before you today as Sky's chief executive, and I am deeply grateful for this opportunity to play a role in the future of such a great company.

I'd like to add my own tribute to Tony Ball, my predecessor, who continued the work of a distinguished line of chief executives, and to the entire management team at Sky, who have delivered such impressive results to you for the last few years.

I am joining a company that has become the most formidable pay television company in the world. We have a powerful brand and a deserved reputation for tireless and consistent innovation, as well as dedicated and consistent commitment to our customers. These characteristics will allow us to grow, as we push forward to build on our position as the clear leader of multi-channel television in Britain. Our home markets are still our focus and we believe we are better positioned than ever to take on new challenges as they emerge in a constantly shifting media landscape.

I am of course very aware of the responsibilities that I have to all shareholders and only wish today to reaffirm my pledge to work tirelessly in your interest, to continue to build on the success that the company has achieved to date.

Some of you I have already had the opportunity to meet, and many of you I will be seeing in the near future - your concerns are the company's, and I am eager to maintain a close dialogue with you over the coming months and into the future. As a team we are listening attentively and will be asking only that you judge us on our performance and on the actions we take to create value for you.

I very much look forward to updating you regularly on our progress.

Thank you James.

In conclusion, I believe Sky is now positioned for a period of strong growth and increasing profitability as the reward for the risks it has taken. I would like to thank you as shareholders and Sky's staff for supporting the company through this period. I look forward to Sky's continuing growth with great confidence."


                                    - ENDS -




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 November 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary